

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 29, 2017

Via E-Mail
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

> **Re:** **Meridian Waste Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2017**
> **File No. 333-221731**

Dear Mr. Cosman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott E. Linsky, Esq.
       Lucosky Brookman LLP